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               [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]



(202) 274-2011                                             rpomerenk@luselaw.com

November 8, 2005

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Christian Windsor, Esq., Special Counsel

         RE:   MAGYAR BANCORP, INC.
               (REGISTRATION NO. 333-128392)
               REGISTRATION STATEMENT ON FORM SB-2
               -----------------------------------

Dear Mr. Windsor:

     On behalf of Magyar Bancorp, Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated November 4, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Company's numbered responses correspond to the Staff's comments in its letter. The Amended SB-2 has been blacklined to reflect changes from Amendment No. 1 to the Company's Registration Statement, filed October 26, 2005.

     1. As discussed with the staff on October 26, 2005, the Company confirms that management does not use the net asset value measurement in monitoring the Company's interest rate risk exposure.

     2. The comment is acknowledged.

     3. The comment is acknowledged. The updated consents are included with this Amended SB-2.

     4. As noted by the staff, the line items in the pro forma data were reversed; the correction has been made.

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Christian Windsor, Esq.
November 8, 2005
Page 2


     5. As requested in the comment, the table and narrative on borrowings has been revised on pages 90, 91, F-20 and F-21.

     6. Magbank Investment Company is in the process of being organized as a subsidiary of Magyar Bank. Since it has not yet been organized, Note A of the consolidated financial statements is correct as written. However, we have revised the disclosure under the heading "Subsidiary Activities" on page 92 to refer to the impending organization of this company.

     We trust the foregoing is responsive to the Staff's comments. Please call the undersigned at (202) 274-2011 or John J. Gorman at (202) 274-2001 should you have any questions.

                                                     Respectfully,

                                                     /s/ Robert B. Pomerenk

                                                     Robert B. Pomerenk

Enclosures
cc:   Kathryn McHale, Esq.
      Amanda Roberts, CPA
      John P. Nolan, CPA
      Elizabeth E. Hance, President and
         Chief Executive Officer
      John J. Gorman, Esq.
      Benjamin Azoff, Esq.